United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  October 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    (Check One) Form 20-F  X   Form 40-F
                                          ---            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One) Yes      No  X
                                           ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

Companhia Vale do Rio Doce Logo                                    Press Release


                  Conclusion of Florestas Rio Doce Assets Sale

Rio de Janeiro, October 02, 2002 - Companhia Vale do Rio Doce (CVRD), and its wholly owned subsidiary, Florestas Rio Doce S.A. (FRDSA), signed on September 30, 2002 an agreement with Aracruz Celulose S.A. (Aracruz) and Bahia Sul Celulose S.A. (Bahia Sul), for the purchase and sale of assets owned by FRDSA in the Sao Mateus region of the Espirito Santo state in Brazil.

The amount of the transaction is R$ 191,403,756.40 (one hundred and ninety one million, four hundred and three thousand, seven hundred fifty six reais and forty cents), making effective the sale of FRDSA assets, which general terms and conditions were defined in the letter of intent, signed on June 10, 2002. The assets consist of approximately 40,000 hectares of land and eucalyptus forests and the assignment to Aracruz and Bahia Sul of a preexisting wood sale contract with third parties.

The sale of FRDSA assets concludes CVRD divestiture of pulp and paper businesses as determined by its long term strategic plan. CVRD intends to utilize the forestry assets of its subsidiary Celmar S.A. in projects linked to the mining and metals business. Currently, these projects are being evaluated by CVRD.



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                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                    (Registrant)


Date:  October 3, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                -----------------------------
                                                Fabio de Oliveira Barbosa
                                                Chief Financial Officer